February 22, 2007
Michael Fay
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re: Standard Aero Holdings, Inc.
Form 10-K: For the Year Ended December 31, 2005
Form 10-Q: For the Period Ended September 30, 2006
File No. 333-124394
Dear Mr. Fay:
We hereby respond on behalf of Standard Aero Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated February 7, 2007 to the above referenced Periodic Reports. Please note that where the context requires, the term “Company” means Standard Aero Holdings, Inc. and its consolidated subsidiaries.
For your convenience, each of the comments is set out immediately preceding the corresponding response. The Company has filed this letter (tagged correspondence) via EDGAR.
Response Letter Dated January 26, 2007
1. Refer to your response to comment number 3. Please revise your statements of operations to separately disclose the revenue attributable to engine parts and modules embodied in multiple element arrangements. Since you consider these parts and modules a separate unit of accounting to which revenue is allocated, you are required under Rule 5-03.1 of Regulation S-X to separately disclose this revenue.
          Response:
The Company believes the labor and material components of engine overhaul services are interdependent and, although considered separate units of accounting, they should not be separated as discrete products and services.
Engine repair and overhaul maintenance events involve disassembly and detailed inspection of the engine and components to assess the condition of the individual parts before replacement part requirements can be defined. The choice of material then involves a mix of new parts, serviceable used parts, full or partial life remaining calculations for life tracked parts, or repair of the existing parts. The mix of material replacement options for each event is dependent on the workscope, unique customer specifications and actual condition of the individual parts.

February 22, 2007

In the situation where customers supply a replacement part from their own spare parts inventory, the Company performs a “check for acceptance” inspection process in order to verify that the parts meet traceability and serviceability requirements. In this case as well, the inspection services are required to validate the condition of the material and ensure it meets original equipment manufacturer (“OEM”) specification and regulatory requirements prior to embodiment into the engine.
The Company believes the intention of Rule 5-03.1 is to require the separation of revenues for tangible products that are routinely sold separately as individual items. Because the Company primarily sells MRO service to its customers and not labor and parts to be embodied as separate items, it does not believe that the separate disclosure of the revenue attributable to engine parts and modules embodied in its multiple element arrangements is appropriate under Rule 5-03.1 and does not believe that such information would be useful to investors.
The following comments are in regard to your response to comment number 5.
2. Please further explain to us why your accounting for PBH contracts is appropriate. There does not appear to be a sufficient basis for you to recognize service revenue for PBH contracts under FTB 90-1. As discussed below, we believe the scope of FTB 90-1 and its intent was directed to provide guidance to companies such as original equipment manufacturers and retailers that routinely sell a combined package of equipment, warranty and maintenance services.
Paragraph 2 of FTB 90-1 states “A contract is separately priced if the customer has the option to purchase the services provided under the contract for an expressly stated amount separate from the price of the product.” The background section of FTB 90-1 noted in paragraph 7 states “Extended warranty and product maintenance contracts provide warranty protection or product services not included in the original price of the product covered by the contracts.”
Paragraph 8 goes on to state “Warranties are explicitly included within the scope of Statement 5. However, that Statement addresses warranty obligations that are incurred in connection with the sale of the product, that is, obligations that are not separately priced or sold but are included in the sale of the product. This Technical Bulletin addresses extended warranty and product maintenance contracts that are priced and sold separately from the product and concludes that the accounting should recognize the sale of the product and the sale of the contract as separate transactions regardless of the seller’s pricing and marketing strategy.”
Since you do not routinely sell a combined package of equipment, warranty and maintenance services, we do not believe it is appropriate for you to apply FTB 90-1 to the service revenue portion of PBH contracts. We believe that you should be applying the guidance in EITF 00-21 to the PBH contracts in their entirety, whereas each separate deliverable within “MRO service labor” would constitute a separate unit of accounting. For example, each complete overhaul would constitute a separate unit of accounting. Accordingly, please further explain to us why your accounting for PBH contracts is appropriate or revise your accounting to comply with EITF 00-21.
          Response:

February 22, 2007

The Company respectfully submits that it believes that FTB 90-1 is the appropriate model to recognize revenue for its PBH contracts.
Paragraph 2 of FTB 90-1 defines a product maintenance contract as “an agreement to perform certain agreed-upon services to maintain a product for a specified period of time.” As the Company performs MRO services for its customers as the need arises over the specified term of the contract, the Company believes that PBH contracts meet the definition of a product maintenance contract. In addition, paragraph 2 of FTB 90-1 states “A contract is separately priced if the customer has the option to purchase the services provided under the contract for an expressly stated amount separate from the price of product.” With respect to whether the scope applies to the Company’s contracts or only to product maintenance contracts sold by manufacturers or vendors with the sale of the product, FTB 90-1 specifically removed the language in the nullified EITF Issue 89-17 “concurrent with the sale of a product” and the Company believes the intent was to expand the scope, separating the accounting for the service from the product sale. The Company believes this intent was confirmed by the words in paragraph 16 of FTB 90-1, which state, “that separately priced extended warranty and product maintenance contracts are not incidental to the sale of the product but rather are independent transactions.” Therefore, it is not dependent upon who sells the product maintenance contract. As the Company’s customers can purchase product maintenance contracts directly from the OEM or have the option to purchase from other sellers of maintenance contracts, such as the Company. The Company PBH contracts are separately priced and within the scope of FTB 90-1.
The Company believes that the ultimate accounting for separately priced product maintenance contracts should be the same regardless of from whom the separately priced maintenance contract is purchased. To do otherwise would create inappropriate diversity in practice among OEMs and other sellers of these maintenance contracts when the intent of FTB 90-1 was that the product sale and maintenance contracts are to be accounted for as independent transactions.
Despite the difference in interpretation, the Company’s believes its pattern of revenue recognition for PBH contracts would not be significantly different under our application of FTB 90-1 versus the Staff’s proposed SAB 104 model. However, there are two identified differences if FTB 90-1 was not applied.
First, revenue would be recognized upon shipment of the engine. Under FTB 90-1, revenue is recognized over the contract period in proportion to expected costs to be incurred unless there are significant acceptance clauses in which case, revenue would be recognized upon customer acceptance. For substantially all of the Company’s PBH contracts, significant acceptance clauses exist. Aircraft engine overhauls are subject to strict OEM and regulatory specification testing prior to the engine being released back to the customer. This is a rigorous testing process, which, due to its complexity, often does not meet the required specifications during the first test, indicating that this testing process is neither superfluous nor perfunctory. Accordingly, the Company does not recognize revenue on services until all required testing has been completed and the engine is shipped. Therefore, as substantially all of the Company’s revenue from services is not recognized until testing is complete and the engine is shipped, there is no material difference in the Company’s use of FTB 90-1 for recognition of service revenue versus the Staff’s SAB 104 model.

February 22, 2007

Second, without the use of FTB 90-1 for PBH contracts, there would be no provision under GAAP to recognize losses on overall unprofitable contracts. The Company does not believe deferring losses on unprofitable PBH loss contracts is appropriate.
As noted in the Company’s response on January 25, 2007 to comment No. 5, the Company will clarify its revenue recognition policy disclosures to reflect its accounting for PBH contracts in future periodic reports. The Company’s proposed disclosure has been provided below. This will be a critical accounting policy.
The Company enters into long-term fixed price per engine hour or cycle contracts to provide maintenance repair and overhaul services to customer’s engines. These contracts are referred to as “Pay by the Hour,” or “PBH” contracts. PBH contracts allow customers to pay a fixed fee per engine hour or cycle to the Company. The total amount paid to the Company varies based on engine utilization and in exchange for this fee, the Company provides MRO services for the customer’s engines as defined within the specific contract.
The Company has determined that these contracts may have multiple deliverables. These deliverables are: (i) MRO service labor; (ii) engine parts and modules embodied, and (iii) replacement engine rental revenue. The Company has determined that each of these deliverables has standalone value to the customer and there is objective and reliable evidence of fair values for each of these deliverables.
The value of the MRO service labor is determined based on well established maintenance rates as evidenced by the amount charged by the Company on standard time and material contracts and independent third parties. MRO service labor revenue for PBH contracts is accounted for under FTB 90-1. Revenue is deferred and recognized over the contract period in proportion to the costs expected to be incurred in performing the services under the contract unless significant acceptance clauses exist in which case revenue is recognized upon customer acceptance. A straight-line basis is not used as the Company has sufficient historical evidence to indicate that the costs of performing services under the contract are incurred on other than a straight-line basis. Costs are charged to expenses when customer acceptance has occurred and the item has been shipped. The majority of the company’s PBH contracts are subject to strict OEM and regulatory specification testing prior to the engine being released back to the customer. Accordingly, the Company does not recognize revenue on MRO service labor until customer acceptance has occurred and the item has been shipped.
The value of engine parts and modules is determined based on a well established external market prices for such parts and modules. Revenue is recognized when the customer has taken title and the risk of ownership has transferred, which occurs when the engine parts and modules are shipped to the customer. Costs of the engine parts and modules are charged to expenses when the engine is shipped

February 22, 2007

The value of renting replacement engines is determined based on the industry market rates based on an hourly rate for each hour flown. Rental revenue is accounted for under FAS 13. Rental revenue is recognized monthly, based on the engine utilization.
Recognition of revenue associated with unbilled receivables is limited to amounts contractually recoverable. Estimates of total contract revenues and costs on PBH contracts are reviewed at a minimum each quarter.
3. Please tell us whether there was any unbilled accounts receivable recorded during any of the 2006, 2005, or 2004 quarterly or year end balance sheet dates for any of your contracts. Describe for us the types of contracts that were underlying any of the unbilled accounts receivable and the reason the amounts were unbilled. With regard to PBH contracts, identify for us any amounts that were unbilled due to an insufficient number of hours or cycles actually flown. If there was unbilled accounts receivable that related to PBH contracts, explain to us how you have applied the provisions of paragraphs 14 and 15 of EITF 00-21.
          Response:
The Company has unbilled accounts receivable at each period end. These unbilled accounts receivable balances for the 2006, 2005 and Successor Company 2004 quarterly and year end balance sheet dates are presented in the table below:

Period	Non-PBH Unbilled A/R	PBH Unbilled A/R
Quarter 4 — 2004	$11,437,457	$1,119,313
Quarter 1 — 2005	$18,290,564	$2,415,039
Quarter 2 — 2005	$17,383,494	$4,895,295
Quarter 3 — 2005	$13,561,144	$5,081,600
Quarter 4 — 2005	$18,122,628	$4,993,924
Quarter 1 — 2006	$16,993,072	$5,355,833
Quarter 2 — 2006	$25,106,997	$7,101,004
Quarter 3 — 2006	$23,993,855	$9,547,616
Quarter 4 — 2006	$18,781,127	$6,391,530
All of the Company’s non-PBH contracts could result in unbilled accounts receivable amounts at period end primarily due to the timing between the shipment to the customer and the invoice processing date. Due to the detailed invoicing process, there can be a short period of time between the shipment date and the invoice completion presentation to the customer.
The PBH contracts can also result in unbilled accounts receivable at period ends.

February 22, 2007

Although cash is collected based on hourly or cycle rates, the engine maintenance does not occur evenly over the contract. Maintenance events may happen more frequently at the beginning of the contract, and the cash earned may exceed the cash collected at that point in time resulting in an unbilled accounts receivable.
The Company believes that FTB 90-1 is the appropriate model for PBH contracts. The provisions of paragraph 14 and 15 of the EITF 00-21 would only be pertinent if these contracts are not under FTB 90-1.
4. Please explain to us why it is appropriate to identify (i) MRO service labor and (ii) engine parts and modules embodied as separate units of accounting. The basis for these deliverables constituting separate units of accounting is unclear since (1) you have disclosed in the second paragraph of your revenue recognition policy that there are only two separate units of accounting, in which MRO service labor and engine parts and modules embodied constitute one unit of accounting, and (2) it appears that you are bifurcating an actual overhaul of an engine. It is not appropriate to bifurcate an engine overhaul into separate service and part components since these stand alone items would not have value to your customers.
          Response:
As noted in our response to comment 2, the Company will modify its disclosures to clarify that the Company has three units of accounting, as the Company’s previous disclosure did not reflect this fact. With respect to why the Company has three units of accounting, the Company has assessed the guidance in EITF 00-21 to determine whether an MRO services involve multiple deliverables and contain more than one unit of accounting. In this regard, EITF 00-21 paragraph 9 states the following:
In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:
a. The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).
b. There is objective and reliable evidence of the fair value of the undelivered item(s).
c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
Based on this guidance the Company considers the MRO Service labor, engine parts and modules embodied and the replacement rental engine revenue as separate units of accounting as each has standalone value to the customer as discussed in comment No. 2. Therefore, the Company believes that they have three separate units of accounting under EITF 00-21.

February 22, 2007

Although the MRO service labor and engine parts and modules embodied are separate units of accounting, significant acceptance clauses exist for the majority of contracts and therefore revenue and expenses are not recognized until all required testing has been completed and the engine is shipped. The Company believes this accounting is supported by example No. 10 in EITF 00-21.
5. Please provide us the following:
(a)	An explanation why you utilize a “risk factor” in your accounting for arrangements under EITF 00-21;

(b)	An analysis that demonstrates your use of a risk factor is consistent with the guidance presented in EITF 00-21; and

(c)	A description and quantification of the impact on the presented and subsequent financial statements from this risk factor. Quantify the actual risk factor on a quarterly basis for these periods as well.
          Response:
As noted in our response to comment 2, the Company will change the disclosures surrounding PBH contracts. The Company did not mean to use the word risk factors as it is being interpreted by the Staff. The intent was to convey that estimates of total contract revenues and costs on PBH contracts are reviewed at a minimum each quarter.
6. Please explain to us with greater specificity when you recognize MRO service labor revenue. You state in the notes to financial statements that you recognize revenue and related cost of revenue when the services are completed. However, in your response when you state that costs are charged to expense as incurred you seem to imply that revenue is recognized as the services are performed.
          Response:
Please refer to our response to comment 2
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-1028.

Very truly yours,

/s/ Patrick H. Shannon

Patrick H. Shannon
of LATHAM & WATKINS LLP